Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
eschwartz@graubard.com

September 30, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 1, 2019
File No. 001-37685

Gentlemen:

PAVmed Inc. (the “Company”) hereby responds as follows to the Staff’s comment letter of September 26, 2019, relating to the above-captioned Form 10-K (the “Form 10-K”). For the Staff’s convenience, each of the comments in the Staff’s letter is reproduced below in bold and italics, with the Company’s response set forth in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits, page 51

1.	We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019.

Securities and Exchange Commission

September 30, 2019

We acknowledge that the introductory language regarding internal control over financial reporting was inadvertently excluded from the Company’s officers’ certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K and to each of the Quarterly Reports on Form 10-Q filed on May 15, 2019 and August 14, 2019 (the “Form 10-Qs”). As requested, we have filed an abbreviated amendment to the Form 10-K and to each of the Form 10-Qs to correct the officers’ certifications. In accordance with the Staff’s comment letter, each amendment includes only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements are included with the amendments, paragraph 3 of the Section 302 certifications has been omitted.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Mr. Dennis M. McGrath
President & Chief Financial Officer
PAVmed Inc.